EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 84 Million in Dividends from Bezeq on October 10, 2018

Ramat-Gan, Israel, September 13, 2018 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that yesterday shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. (“Bezeq”), approved the payment of a cash dividend of NIS 318 million to Bezeq’s shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on October 10, 2018. B Communications expects to receive approximately NIS 84 million (approximately US$24 million at current exchange rates) from this distribution.